Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results For Three Months

Ended March 31, 2017

RMB 400 Million Commercial Seed Asset Sale Remains on Track

DES MOINES, Iowa–/PRNewswire/–August 1, 2017–Origin Agritech Limited (NASDAQ GS: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the second quarter ended March 31, 2017. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

Dr. Bill Niebur, President and CEO of Origin, commented, “We have made significant progress enhancing our leading agricultural biotechnology and corn seed breeding programs with several key milestones achieved over the past quarter and the first half of fiscal 2017, each of which are detailed below. We moved our leading biotech trait event outside of China for the first time ever to the US and successfully completed the required initial regulatory approval steps with our collaboration partner. Within China, multiple field observations and third party evaluations on technology effectiveness continued to generate positive results for our leading traits, such as low-phytate, herbicide tolerance and stacked insect resistance/herbicide tolerance. Concurrently, we have also replenished our commercial corn hybrid product portfolio in China in the fiscal second quarter, receiving approvals for five new corn products utilizing our state-of-the-art ‘green channel’ system.”

“These developments strongly support the business pivot made in late 2016 to transition from a traditional seed company into a foundation agricultural technology company. In April, our shareholders approved the sale of our China-based commercial corn seed production and distribution business for RMB 400 million to Beijing Shihui, moving us closer to implementing a licensing business model for our biotechnology traits and corn germplasm across the industry to generate future revenue and profits. We have completed the required initial regulatory approval steps and expect the transfer of the business to be completed in the second half of this year.”

Origin Agritech’s Second Quarter Collaboration Updates:

Origin – Arcadia

Origin’s first ever export of a critical corn biotechnology discovery and elite corn germplasm from China to its collaboration partner Arcadia in California was successfully completed in compliance with all regulations and protocols.  Seed was harvested in March and April in California and will be sent to Iowa for the summer 2017 growing season.  Global regulatory protocols and procedures are being followed in our activities as we prepare for future submissions in the USA and other key markets.  This project has opened a new level of agricultural exchange between the USA and China.

Origin – Multi National and Chinese agriculture companies

The research and commercial licensing agreements to develop new seed technologies and products for Chinese farmers between Origin and major global agricultural and local companies continue to advance and expand after a successful winter season. Commercial biotechnology approvals and cultivation are anticipated in the coming 2-3 years to meet the rising demand for animal based proteins, and we are working closely with our partners to enable customers to plant elite corn products carrying Origin germplasm and biotechnologies.  These collaborations are on track and meeting timelines.

Origin – Chinese Academy of Agricultural Sciences

Genes for three new trait leads for multiple insect resistances have been accessed from the leading discovery laboratory in China providing Origin with candidates for next generation insect control for a broad array of insect pests.  This pipeline enrichment will be evaluated extensively in the coming summer months. Multiple modes of action against the most serious insect pests is critical to ensuring effective protection and insect resistance management.

Origin – China Ministry of Agriculture

Five new product registrations were granted in the Spring of 2017 for Origin’s elite corn hybrids utilizing the “green channel” system.  This is a first ever event for Origin and the industry and represents a much more predictable, efficient and effective mechanism for new product registration and commercial launch.  This is a critical requirement towards an effective licensing business in China with our partners.

Origin – Beijing ShiHui

Good progress is being made in transferring the commercial seed business and manufacturing assets to our future partner.   After the close of the pending transaction, Origin plans to provide the new owner of the commercial business a rich pipeline of biotechnologically enhanced agriculture products via licensing.

FINANCIAL RESULTS OVERVIEW

The financial results for the second quarter of FY2017 continue to include the commercial seed business operations of the Company in China.  In September 2016, Origin announced its intention to sell this business for RMB400 million and shareholders voted to approve the sale in April 2017. Until the transfer of the various assets included in the commercial seed business, the financial statements will continue to reflect our ownership of those assets included in the commercial seed business.

The Company does not typically record revenues in the second quarter of fiscal year. In 2017 no revenue was recorded, however, in second quarter of fiscal year 2016, the Company recorded revenues of RMB2.8 million primarily due to sales of discarded seeds. The majority of Origin’s revenues are recorded in the third and fourth fiscal quarters as a result of our revenue recognition policy.

The decrease in deferred revenues in FY 2017 was due to multiple factors, including a significant reduction in corn acres, overall excess supply of corn seeds in the market and the end of certain government subsidies to the farmers. Deferred revenues decreased to RMB225.3 million (US$32.7 million) as of March 31, 2017, compared with RMB418.8 million on March 31, 2016. Deferred revenues reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is determined by the sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third to fourth fiscal quarters.

Total operating expenses for the second quarter ended March 31, 2017, were RMB31.3 million (US$4.5 million), an increase from RMB24.9 million for the same period in fiscal year 2016. Selling and marketing expenses decreased to RMB6.6 million (US$1.0 million) for the three months ended March 31, 2017, compared with RMB8.4 million for the same period of last year. The decrease was due to the decline in the seed business and its related expenses during this quarter. General and administrative expenses increased to RMB17.3 million (US$2.5 million) for the three months ended March 31, 2017, compared with RMB9.9 million for the same period of last year. The increase was mainly due to expenses to consultants, legal fees and other parties related to the sale of commercial assets and from international market expansion efforts. Research and development expenses were RMB8.5 million (US$1.2 million) in the second quarter of fiscal year 2017, remaining stable with the same period of last year.

Loss from operations for the second quarter of fiscal year 2017 remained consistent at RMB31.3 million (US$4.5 million), compared to an operating loss of RMB30.4 million for the same period in fiscal year 2016.

Net loss attributable to the Company for the second quarter of fiscal year 2017 was flat at RMB28.4 million (US$4.1 million), or net loss per basic and diluted share of RMB1.24 (US$0.18), compared to a net loss of RMB28.1 million, or net loss per basic and diluted share of RMB1.23 in the same period of prior year.

BALANCE SHEET

As of March 31, 2017, cash and cash equivalents were RMB4.0 million (US$0.6 million), a decrease of RMB36.2 million, compared with RMB40.2 million as of March 31, 2016. The decrease in cash and cash equivalents was mainly due to a decrease in cash advances from customers.

The Company had short-term borrowings and current portion of long-term borrowings totaling RMB153.0 million (US$22.2 million) and long-term borrowing of RMB120.0 million (US$17.4 million) as of March 31, 2017. Total borrowings were flat compared to March 31, 2016. Short-term loans were mainly used for settlement of seed purchases, while long-term borrowings of bank loans were used for corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Advances from customers were RMB43.7 million (US$6.3 million) as of March 31, 2017 compared to RMB62.8 million as of March 31, 2016. These advances represent cash receipts for orders in the upcoming selling season.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company’s website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “continue,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin’s filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended March 31,
	2016	2017
	RMB	RMB	US$

Revenues	2,752	—	—
Cost of revenues	(8,308)	—	—
Gross loss	(5,556)	—	—
Operating expenses:
Selling and marketing	(8,388)	(6,624)	(960)
General and administrative	(9,948)	(17,270)	(2,503)
Research and development	(8,752)	(8,473)	(1,228)
Other operating income, net	2,228	1,037	150
Total operating expenses, net	(24,860)	(31,330)	(4,541)

Loss from operations	(30,416)	(31,330)	(4,541)
Interest expense	(3,462)	(3,496)	(507)
Interest income	60	1,418	206
Loss before income taxes	(33,818)	(33,408)	(4,842)
Income tax expense
Current	(45)	—	—
Deferred	—	—	—
Income tax expense	(45)	—	—
Net loss	(33,863)	(33,408)	(4,842)
Less: Net loss attributable to the non-controlling interests	(5,756)	(4,961)	(719)

Net loss attributable to Origin Agritech Limited	(28,107)	(28,447)	(4,123)
Other comprehensive loss
Net loss	(33,863)	(33,408)	(4,842)
Foreign currency translation difference	433	(429)	(62)
Comprehensive loss	(33,430)	(33,837)	(4,904)
Less: Comprehensive loss attributable to non-controlling interests	(5,756)	(4,961)	(719)
Comprehensive loss attributable to Origin Agritech Limited	(27,674)	(28,876)	(4,185)

Net loss attributable to Origin Agritech Limited per share – basic	(1.23)	(1.24)	(0.18)
Net loss attributable to Origin Agritech Limited per share – diluted	(1.23)	(1.24)	(0.18)

Shares used in calculating basic and diluted net loss per share	22,843,541	22,923,541	22,923,541

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2016	9/30/2016	3/31/2017	3/31/2017
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	40,247	54,509	4,007	581
Restricted cash	20,280	21,181	—	—
Accounts receivable	5,599	491	1,219	177
Due from related parties	2,280	—	—	—
Advances to suppliers	13,775	7,363	9,273	1,344
Advances to growers	4,873	21,672	1,963	285
Inventories	559,955	368,086	499,794	72,441
Income tax recoverable	48	48	48	7
Other current assets	4,784	4,753	8,483	1,230
Total current assets	651,841	478,103	524,787	76,065
Land use rights, net	31,120	30,740	31,485	4,564
Plant and equipment, net	316,962	313,749	299,866	43,463
Equity investments	18,721	18,721	18,721	2,713
Goodwill	11,973	11,973	11,973	1,735
Acquired intangible assets, net	29,998	24,930	24,494	3,550
Other assets	2,477	2,410	8,731	1,265
Total assets	1,063,092	880,626	920,057	133,355
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	220,000	190,000	152,000	22,031
Current portion of long-term borrowings	32,657	27,057	1,000	145
Accounts payable	7,670	4,374	7,670	1,112
Due to growers	6,099	19,926	1,183	171
Due to related parties	11,550	103,905	139,722	20,252
Advances from customers	62,761	208,844	43,665	6,329
Deferred revenues	418,816	7,008	225,265	32,650
Income tax payable	45	—	—	—
Other payables and accrued expenses	34,830	53,388	44,199	6,406
Total current liabilities	794,428	614,502	614,704	89,096
Long-term borrowings	21,000	20,000	120,000	17,393
Other long-term liability	19,270	27,507	26,837	3,890
Total liabilities	834,698	662,009	761,541	110,379

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	—	—	—	—
Common stock (no par value; 60,000,000 shares authorized, 24,151,163, 24,151,163 and 24,151,163 shares issued as of March 31, 2016, September 30, 2016 and March 31, 2017, respectively; 22,873,541, 22,873,541 and 23,173,541 shares outstanding as of March 31, 2016, September 30, 2016 and March 31, 2017, respectively)	—	—	—	—
Additional paid-in capital	403,422	411,296	408,175	59,162
Accumulated deficit	(173,689)	(182,386)	(236,154)	(34,228)
Treasury stock at cost (1,277,622, 1,277,622 and 977,622 shares as of March 31, 2016, September 30, 2016 and March 31, 2017, respectively)	(37,445)	(37,445)	(28,652)	(4,153)
Accumulated other comprehensive loss	(8,294)	(11,177)	(16,080)	(2,331)
Total Origin Agritech Limited shareholders’ equity	183,994	180,288	127,289	18,450

Non-controlling interests	44,400	38,329	31,227	4,526
Total equity	228,394	218,617	158,516	22,976

Total liabilities and equity	1,063,092	880,626	920,057	133,355

UNAUDITED SEGMENT INFORMATION

Contributions of the major activities and profitability information of the Company’s reportable segments for the three months ended March 31, 2016 and 2017 are as follows:

(In thousands)	Three Months ended March 31,
	2016	2017
	RMB	RMB	US$
Segment net revenues
Seed Production & Distribution	2,541	—	—
Biotech & Product Development	211	—	—
Segment total net revenues	2,752	—	—
Inter-segment sales eliminations	—	—	—
Reconciliation to consolidated revenues	2,752	—	—

Segment operating loss
Seed Production & Distribution	20,895	18,196	2,638
Biotech & Product Development	6,266	11,297	1,637
Total segment operating loss	27,161	29,493	4,275
Unallocated corporate operating expenses, net	3,255	1,837	266
Reconciliation to consolidated loss from operations	30,416	31,330	4,541

UNAUDITED STATEMENT OF EQUITY

(In thousands, except share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional		Other		Non-
	Common stock		Paid-in	Accumulated	Comprehensive	Treasury	controlling	Total
		Amount	Capital	Deficit	Loss	Stock	Interests	Equity
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2016	22,873,541	-	411,296	(182,386)	(11,177)	(37,445)	38,329	218,617

Net loss for the year	-	-	-	(53,768)	-	-	(7,102)	(60,870)
Sale of treasury stock	50,000	-	(4,861)	-	-	8,793	-	3,932
Share-based compensation expense	-	-	1,740	-	-	-	-	1,740
Translation adjustments	-	-	-	-	(4,903)	-	-	(4,903)
Balance as of March 31, 2017	22,923,541	-	408,175	(236,154)	(16,080)	(28,652)	31,227	158,516
In US$ @ 6.8993	-	-	59,162	(34,229)	(2,331)	(4,153)	4,526	22,975

UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

(In thousands)

	Six months Ended March 31,
	2016	2017	2017
	(RMB)	(RMB)	($)

Net cash provided by operating activities	(29,423)	(53,143)	(7,703)
Net cash provided by investing activities	(4,079)	(7,218)	(1,046)
Net cash provided by financing activities	8,965	14,762	2,140
Effect of exchange rate changes on cash and cash equivalents	(1,241)	(4,903)	(711)
Net decrease in cash	(25,778)	(50,502)	(7,320)
Cash—beginning of year	66,025	54,509	7,901
Cash—end of year	40,247	4,007	581

GOING CONCERN AND WORKING CAPITAL DEFICIT ASSESSMENT

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of RMB60.9 million ($8.8 million) for the six months ended March 31, 2017. Working capital deficit was RMB89.9 million ($13.0 million) as of March 31, 2017.

On September 26, 2016, the Company entered into an agreement to sell its proprietary China-based commercial corn seed production and distribution business and related assets and the office building in Beijing and the transaction was approved by the annual general meeting on April 13, 2017. Based on the agreement, the management expects to receive RMB400 million which will provide the additional cash needed to meet the Company’s obligation as they become due, fund its operations and will allow the development of its business in biotechnology trait and seed germplasm research and development.

As management believes it can secure financial resources to satisfy the Company’s current liabilities and the capital expenditure needs for the next 12-18 months, the consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SUBSEQUENT EVENT

On April 13, 2017, the Company’s shareholders approved the sale of the Company’s China-based commercial corn seed production and distribution business for RMB400 million to Beijing Shihui Agricultural Development Company, enabling the Company to accelerate the licensing of our biotechnology traits and elite corn germplasm across the industry partners to generate future revenue and profits.